FAX COVER SHEET

TO	Mark Wojciechowski
COMPANY	SEC - Division of Corporate Finace
FAX NUMBER	17038136982
FROM	James Kluber
DATE	2010-05-06 15:50:57 GMT
RE	Firstgold Corp.

COVER MESSAGE

Dear Mr. Wojciechowski:

Please find attached our response to your letter dated January 6, 2010. You may contact me by phone at 508-208-3859 or email at jw.kluber@verizon.net if you have any questions or comments.

Regards,

Jim Kluber, CFO

Firstgold Corp.



May 6, 2010

Mr. Mark Wojciechowski
Staff Accountant
Securities Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010

RE: Firstgold Corp.
       Form 10-KSB for the Fiscal Year Ended January 31, 2009
       Filed September 4, 2009
       Form 10-Q for the Quarterly Period Ended October 31, 2009
       Filed December 22, 2009
       File No. 0-20722

Dear Mr. Wojciechowski:

I am responding to your written comments of January 6, 2010 relating to the above referenced filings of Firstgold Corp.

Form 10-KSB for the Fiscal Year Ended January 31, 2009
COMMENT NO. 1
You requested that we explain our considerations for the recoverability of our long term assets in light of the suspension of operations, the overall economy and the substantial working capital deficit of the company, in accordance with the provisions of SFAS 144.

In conjunction with analyzing various financing alternatives Firstgold prepared internal cash flow estimates for the primary group of assets and liabilities that are related to our Relief Canyon Mine. The primary assumption was that the Relief Canyon Mine was to be held for long term use in the production of gold and silver from existing ore at the mine pit and surrounding area. Due to uncertainty and timing of the projected future cash flows a present value approach was used to determine the fair value for this group of assets. These estimates resulted in a fair value in excess of the current carrying value of this group of assets and accordingly no impairment in the value of this group of assets was to be recognized.

COMMENT NO. 2
You requested information concerning our evaluation that our disclosure controls and procedures were effective based upon the lateness of the above referenced filings.

The above referenced filings were late due to lack of cash to pay our external auditors in advance for their work associated with these filings and had nothing to do with ineffective controls and procedures. Once we were able to advance the necessary funds to the auditors these filings were then made in an expedient manner.

COMMENT NO. 3
You requested that we modify the disclosure to include a statement identifying the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Firstgold Corp.
1055 Cornell Avenue
PO Box 6
Lovelock, NV 89419
Phone: 775-273-7800
Fax: 775-273-7887

Mr. Mark Wojciechowski
Securities Exchange Commission
May 6, 2010
Page 2

In Item 9A(T) Controls and Procedures, we propose to delete the third paragraph in the section titled "Management's Annual Report on Internal Control over Financial Reporting" and replace it with the following paragraph:

> Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of January 31, 2009. Our management's evaluation of our internal control over financial reporting was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of January 31, 2009 and that there were no material weaknesses in our internal control over financial reporting.

Additionally we request that this change be deferred and included in our Form 10-K for the Fiscal Year Ended January 31, 2010 to save the cost of filing an amended Form 10-K for the Fiscal Year Ended January 31, 2009.

Please feel free to contact the undersigned if you should have any further questions or comments regarding the above responses to you comments of January 6, 2010.

Regards,

James W. Kluber
Chief Financial Officer